37 Capital Inc. Announces CHANGE OF OFFICERS

March 20, 2017 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Capital”) (CSE: JJJ) (OTCQB: HHHEF). Effective as of April 1, 2017, Mr. Bedo H. Kalpakian shall step down as the Company’s President, CEO & CFO and will remain as a director of the Company. In replacement to Mr. Bedo H. Kalpakian, effective as of April 1, 2017 Mr. Jacob H. Kalpakian shall become the President & CEO of the Company, and Mr. Neil Spellman shall become the CFO of the Company.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at http://thecse.com.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President & CEO

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.